Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

September 21, 2020	NR 20-15

Alianza Minerals Announces C$2.9 Million Non-Brokered Private Placement and Engages Red Cloud Financial Services

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, B.C.,– Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to announce a non-brokered private placement of 10 million units of the Company (the “Units”) at a price of C$0.135 per Unit and 10 million flow-through shares of the Company (the “Flow-Through Shares”) at a price of C$0.155 per Flow-Through Share for gross proceeds to the Company of up to C$2.9 million (the “Offering”). Each Unit shall consist of one common share of the Company (each, a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable by the holder thereof to acquire one Common Share (a “Warrant Share”) at a price of C$0.20 for a period of 24 months following the closing date of the Offering. Red Cloud Securities Inc. is acting as a finder in connection with the Offering.

The gross proceeds from the issuance of the Flow-Through Shares will be used for “Canadian Exploration Expenses” (within the meaning of the Income Tax Act (Canada)) (the “Qualifying Expenditures”), which will be renounced with an effective date no later than December 31, 2020 to the  purchasers of the Flow-Through Shares in an aggregate amount not less than the gross proceeds raised from the issue of the Flow-Through Shares.  If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Flow-Through Shares subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures.

The net proceeds from the sale of Units shall be used for exploration of the Company’s projects and for general working capital purposes.

Jason Weber, President and CEO of Alianza, noted that “We are planning a drill program at the Haldane Silver project in the Keno Hill District of the Yukon. This financing will fund that program while our other projects will advance with partner funding.”

The closing of the Offering is expected to occur on or about October 7, 2020 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSXV”). Finder’s fees of 7% in cash and 7% in finder’s warrants will be paid to eligible parties. The Units and Flow-Through Shares, including all underlying securities thereof, and any finders warrants issued with respect to the Offering, will be subject to a hold period of four months and one day in accordance with applicable securities laws.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Red Cloud Financial Services Engagement

The Company announces it has engaged Red Cloud Financial Services Inc. (“Red Cloud”) to assist Alianza with marketing, media outreach and other services.  Red Cloud will assist Alianza with expanding its contact network, including Alianza’s participation in Red Cloud TV. The team at Red Cloud is well established in the capital markets particularly in the mining industry. Red Cloud’s full service approach to assist active mining and exploration companies is a very good fit with Alianza’s hybrid prospect generator approach in partnership with our supportive shareholders.

Jason Weber, President and CEO of Alianza noted that “The team at Red Cloud is very active with exploration companies and we feel that they will be very complementary to our existing outreach channels which will benefit all our shareholders. We look forward to working with the impressive Red Cloud team.”

Alianza’s agreement with Red Cloud is for a six month term for $75,000, with the potential to extend the term at Alianza’s option for a monthly fee of $10,000.

About Red Cloud

Red Cloud Financial Services Inc. is a full service mining finance firm that provides a comprehensive suite of services focused on enhancing its client’s capital market brand and improving their access to capital.

The Red Cloud team has a mix of technical and financial expertise with over 300 cumulative years of combined mining and corporate finance experience. Working as an extension of management, the Red Cloud team uses its global network of mining and capital markets professionals and extensive in-house experience in the many facets of the mining business to help companies identify sources of capital and quality actionable merger, acquisition and divestiture opportunities, and to generate and maintain important relationships with key investors.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 109.7 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.